6|17

04035009

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Univar NV

*CURRENT ADDRESS 333 Blaak
3011 GB Rotterdam
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 34796 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: EBS
DAT : 6/24/04

82-34796

UNIVAR

12-31-02
AR/S

Univar N.V. Financial Results

March 14, 2003 – Amsterdam, The Netherlands







2002 represented a solid performance for Univar under difficult circumstances

- Our business performance was clearly affected by softness in the global economy.
- There were challenges and distractions related to the split-off from Vopak.
- The chemical industry, generally, suffered from problems with overcapacity, price deflation (in the mix of products handled by Univar), and price spikes in raw material and energy costs.

-- Despite these challenges, we consistently executed against our plan and met performance expectations as set forth in our mid-year guidance.

Univar financial highlights for fiscal year 2002

- Sales for the year were USD 4.4 billion, with net income of USD 24.2 million.
- Net income available to common shareholders, excluding extraordinary results, rose 50%.
- The improvement in full-year results was led by structural cost reduction programs that offset a loss in sales volume.
- Expense reduction programs and operating synergies resulted in a USD 32.2 million (5%) year-over-year decline in operating costs.

Univar financial highlights for fiscal year 2002 (cont'd)

- Adopted IAS 19 for pension accounting, resulting in a USD 52.7 million charge to 2002 opening shareholders' equity, and no charge to 2002 income.

- A dividend of EUR 0.19 (USD 0.20) per share to holders of common shares will be proposed at the Annual General Meeting on April 25, 2003.

UNIVAR

Univar 2002 Results

Financial Report







March 14, 2003

Key Results - 2002

- Net income and EPS both improved despite weaker sales.
- Revenues in the US and Europe declined primarily as a result of the soft worldwide economic climate that affected the company's customers, offsetting improved revenues in Canada.
- Income improvement a result of reduced expenses.
- Operating expenses reduced by USD 32.2 million (5%) despite a USD 9.3 million increase in pension expense.
- Net interest expense and income taxes reduced by a combined USD 12.6 million.

Key Results – 2002 (cont'd)

- Cash flow from operating activities a healthy USD 97.5 million (USD 3.35 per share).

- Mid-year outlook achieved :
  - Second half EBITA (USD 59.1 million) exceeded First half EBITA (USD 51.3) by 15.2%.
  - 2002 EBITA (USD 110.4 million) exceeded 2001 EBITA (using 2001 EBITA prior to IAS 19 restatement) of USD 96.5 million or 14.5%.

UNIVAR

Univar NV

(USD millions except EBITA margin and EPS)	2002	Pro-Forma re-stated per IAS 19 2001	% change	Pro-Forma prior to IAS 19 restatement 2001
Net Sales	4,412.9	4,678.1	-5.7%	4,678.1
EBITDA	158.1	169.1	-6.5%	151.4
EBITA	110.4	114.2	-3.3%	96.5
EBITA Margin (EBITA : Sales)	2.5%	2.4%	--	2.1%
Net Income excluding extraordinary results	26.1	17.4	50.0%	6.3
Net Income	24.2	(89.0)	--	(100.1)
EPS excluding extraordinary results	0.90	0.60	50.0%	0.22
EPS	0.83	(3.06)	--	(3.44)

Univar USA

(USD millions except EBITA Margin)	2002	Pro-Forma re-stated per IAS 19 2001	% change	Pro-Forma prior to IAS 19 restatement 2001
Net Sales	2,345.9	2,511.8	-6.6%	2,511.8
EBITDA	77.7	89.8	-13.5%	73.7
EBITA	53.3	59.1	-9.8%	43.0
EBITA Margin (EBITA : Sales)	2.3%	2.4%	-	1.7%

Net Sales decreased by $165.9 million. Gross margin percentage increased slightly to 16.7%, while Operating expenses were reduced by $20.5 million (5.7%). EBITA would have increased except for a $8.1 million increase in Pension expense.

Univar Europe

(USD millions except EBITA Margin)	2002	Pro-Forma re-stated per IAS 19 2001	% change	Pro-Forma prior to IAS 19 restatement 2001
Net Sales	1,479.1	1,624.2	-8.9%	1,624.2
EBITDA	47.5	43.9	8.2%	42.6
EBITA	27.7	22.9	21.0%	21.6
EBITA Margin (EBITA : Sales)	1.9%	1.4%	-	1.3%

Sales decreased by $145 million. Gross margin increased from 15.1% to 15.5 % and Operating expenses were reduced by $21.5 million (9.7%).

UNIVAR

Univar Canada

(USD except for EBITA Margin)	2002	Pro-Forma re-stated per IAS 19 2001	% change	Pro-Forma prior to IAS 19 restatement 2001
Net Sales	587.9	542.1	8.4%	542.1
EBITDA	38.0	35.8	6.1%	35.3
EBITA	34.5	32.8	5.2%	32.3
EBITA Margin (EBITA : Sales)	5.9%	6.1%	-	6.0%

Sales increased by $45.8 million while Gross Margin remained constant at 14.5%. Operating expenses increased by $5.1 million (11.1%). Sales and expense increases affected by Stochem purchase. 2002 marked the tenth consecutive year of Sales and Income improvement.

Adoption of IAS 19 - Pensions

- The company opted for adoption of IAS 19, which is required no later than 2005.
- Univar's pension asset deficiency as of January 1, 2002 was USD 52.7 million after taxes and opening shareholders' equity has been reduced accordingly.
- Pension expense increased USD 9.3 million (62%) to USD 24.3 million.
- 2003 pension expense (and funding) will increase by a further USD 18 million to USD 42 million.
- Despite this, the company's 3-to-5-year financial goals remain unchanged.

2002 was a year of solid execution

- We successfully completed the split-off from Vopak.
- We created from scratch the Univar corporate organization, entirely self-sufficient.
- We stabilized the operating environment of the company, and positioned the business for solid growth as the economic environment improves.

-- In the midst of these major efforts we have experienced a loss of sales which must be recovered this year.

The Univar USA management team has been reorganized around growth

- US company divided into two organizations
  - Core industrial chemical
  - Specialty distribution services
- Enables a more entrepreneurial environment for satisfying the specific needs of individual market segments.
- Frees the core business to focus on aggressive growth and low-cost position.

Univar Canada continues to perform at record levels

- The leadership team is experienced and highly competent.
- The business benefits from market shares in excess of 30% - 40%, depending upon location.
- The Stochem acquisition has been a resounding success.

-- *Every indication is that Canada is well-positioned to continue its outstanding track record of accomplishment.*

A new Univar Europe senior management team is being well-received and supported

- Strong country manager focus has been re-established.
- Country managers are empowered to embark on sales and marketing strategies consistent with maximizing the opportunities present in individual country markets.
- Pan-European capabilities have been strengthened through creation of a cohesive senior management group that meets frequently.
  - To consider and act on issues transcending country borders
  - To execute consistently against group-wide marketing objectives

Univar Europe operating environment has been stabilized

- A clear IT strategy has been developed, centered on cost-effective, country specific solutions, utilizing information warehouse and internet technologies to address pan-European requirements.

- In the Benelux , IT issues have been resolved, paving the way for operational and profit improvement.

Univar Europe operating environment has been stabilized (cont'd)

- The international sourcing group in Rotterdam has been reorganized and repurposed to better meet the operational needs of the European business.

- Three separate companies in France have been merged into one, improving operating efficiencies and providing a clear and focused approach to the French market.

In the UK, our largest European market, we are challenged by outward industry migration

- The cost structure has been streamlined through the closure and consolidation of 9 distribution centers.
- Marketing efforts are being re-focused around expanding industries (i.e. pharmaceutical, cosmetics, personal care).
- Market segmentation techniques are being employed to maximize margin development by ensuring that appropriate levels of service are being provided to respective customer segments.

-- *Univar Europe is well-positioned to move forward with significant upside potential in terms of both growth and profitability.*

In the coming year, in addition to growth, Univar will be addressing several longer-term issues as well

- Maintaining a focus and discipline around cost containment as an ongoing operating principle.
- Expanding product procurement opportunities in Asia and other non-traditional markets.
- Exploring the opportunity to follow our producers and customers to new markets in Asia, Eastern Europe and Latin America.
- Developing opportunities to add new and related specialty distribution services to our portfolio.

Our outlook for 2003 is very much colored by the extent and pace of economic recovery and the degree of geopolitical disruption

- In context of the current geopolitical and economic environment, it is extremely difficult to predict outcomes.

- Our business is already being impacted by concerns over ongoing geopolitical disruption, the anticipation of war, the generally low level of industrial activity, and product pricing increases driven by higher energy and feedstock costs.

Our outlook for 2003 is very much colored by the extent and pace of economic recovery and the degree of geopolitical disruption (cont'd)

- If conditions do not deteriorate further from what we have experienced year to date, and do not continue at or below the current state for more than six months, we anticipate EBITA for 2003 should meet the 2002 EBITA level.
- In any event, we reaffirm our long-term goals presented last year:
  - To achieve average annual growth in net sales over the next 3 years of between 1% - 2% in excess of growth in local GDP
  - To improve EBITA margin to 3.5% or more within 3-5 years
  - To attain a net debt-to-EBITDA ratio of 2.5:1 with an interest coverage ratio of at least 5 times

UNIVAR







March 14, 2003